Exhibit 12(c)

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges

for SEK excluding the S-system

on the Basis of IFRS

Nine months ended September 30, 2014

(Skr millions, except for ratios)	2014

Fixed Charges:

Interest expenses	1,838.0

Earnings:

Net profit	873.6

Taxes	252.8

Fixed charges	1,838.0

2,964.4

Ratio of earnings to fixed charges	1.61

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, of SEK.